EXHIBIT 99.2

Computation of Consolidated Ratio of Earnings

($ in million)	IFRS			CDN GAAP
	2013	2012	2011	2010	2009
Excluding interest on deposits

Earnings
Income from continuing operations before income taxes	8,460	8,046	6,753	6,084	4,794
less: gain from investees	680	442	433	249	102

	7,780	7,604	6,320	5,835	4,692

Fixed charges	1,287	1,300	1,335	1,575	2,341

Earnings	9,067	8,904	7,655	7,410	7,033

Fixed charges
Interest expense	1,174	1,204	1,252	1,502	2,268
Estimate of the interest within rental expense	113	96	83	73	73

Fixed charges	1,287	1,300	1,335	1,575	2,341

Preference security dividend requirements (1)	274	274	274	282	243

Fixed charges and preferred dividends	1,561	1,574	1,609	1,857	2,584

Ratio of earnings to fixed charges	7.04	6.85	5.73	4.70	3.00

Ratio of earnings to fixed charges and preferred dividends	5.81	5.66	4.76	3.99	2.72

Including interest on deposits

Earnings
Income from continuing operations before income taxes	8,460	8,046	6,753	6,084	4,794
less: gain from investees	680	442	433	249	102

	7,780	7,604	6,320	5,835	4,692

Fixed charges	7,569	7,247	6,924	8,343	10,680

Earnings	15,349	14,851	13,244	14,178	15,372

Fixed charges
Interest expense	7,456	7,151	6,841	8,270	10,607
Estimate of the interest within rental expense	113	96	83	73	73

Fixed charges	7,569	7,247	6,924	8,343	10,680

Preference security dividend requirements (1)	274	274	274	282	243

Fixed charges and preferred dividends	7,843	7,521	7,198	8,625	10,923

Ratio of earnings to fixed charges	2.03	2.05	1.91	1.70	1.44

Ratio of earnings to fixed charges and preferred dividends	1.96	1.97	1.84	1.64	1.41

Note (1)	Preference security dividend requirements include the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities